UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2 )

Under the Securities Exchange Act of 1934

CIFC DEERFIELD CORP.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
125471 102
(CUSIP Number)
Andrew Intrater
DFR Holdings, LLC
c/o Renova U.S. Management LLC
900 Third Avenue, 19th Floor
New York, New York 10022
(212) 418-9600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	125471 102

1.	NAME OF REPORTING PERSON: DFR Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8.	SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER:

0

	10.	SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,677,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.6%*

14.	TYPE OF REPORTING PERSON

OO
* Based on 24,387,661 shares of Common Stock, 11,164,521 of which were outstanding as of March 28, 2011 as reported in the Issuer’s annual report on Form 10-K filed on March 31, 2011, 9,090,909 were issued to CIFC Parent Holdings LLC (“CIFC Parent”) on April 13, 2011, pursuant to the Agreement and Plan of Merger, dated December 21, 2010 (the “Merger Agreement”), by and among the Issuer, Bulls I Acquisition Corporation, Bulls II Acquisition LLC, CIFC Parent, and Commercial Industrial Finance Corp, and 4,132,231 of which are issuable to DFR Holdings, LLC (“DFR Holdings”) upon DFR Holdings’ conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to certain adjustments from time to time for specified events pursuant to the Senior Subordinated Convertible Notes Agreement, dated as of March 22, 2010, by and between the Issuer and Bounty (the “Convertible Notes Agreement”). DFR Holdings, Bounty Investments, LLC (“Bounty”), Santa Maria Overseas Ltd. (“Santa Maria”), Mayflower Trust (“Mayflower”) and TZ Columbus Services Limited (“TZ” and, together with Bounty, Santa Maria, Mayflower and TZ, the “Reporting Persons”) are members of a group. See Item 5.

CUSIP No.	125471 102

1.	NAME OF REPORTING PERSON: Bounty Investments, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7.	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8.	SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER:

0

	10.	SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,677,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.6%*

14.	TYPE OF REPORTING PERSON

OO
* Based on 24,387,661 shares of Common Stock, 11,164,521 of which were outstanding as of March 28, 2011 as reported in the Issuer’s annual report on Form 10-K filed on March 31, 2011, 9,090,909 were issued to CIFC Parent on April 13, 2011 pursuant to the Merger Agreement and 4,132,231 of which are issuable by the Issuer to DFR Holdings upon DFR Holdings’ conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement. The Reporting Persons are members of a group. See Item 5.

CUSIP No.	125471 102

1.	NAME OF REPORTING PERSON: Santa Maria Overseas Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Commonwealth of the Bahamas

	7.	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8.	SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER:

0

	10.	SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,677,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.6%*

14.	TYPE OF REPORTING PERSON

OO
* Based on 24,387,661 shares of Common Stock, 11,164,521 of which were outstanding as of March 28, 2011 as reported in the Issuer’s annual report on Form 10-K filed on March 31, 2011, 9,090,909 were issued to CIFC Parent on April 13, 2011 pursuant to the Merger Agreement and 4,132,231 of which are issuable by the Issuer to DFR Holdings upon DFR Holdings’ conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement. The Reporting Persons are members of a group. See Item 5.

CUSIP No.	125471 102

1.	NAME OF REPORTING PERSON: Mayflower Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7.	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8.	SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER:

0

	10.	SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,677,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.6%*

14.	TYPE OF REPORTING PERSON

OO
* Based on 24,387,661 shares of Common Stock, 11,164,521 of which were outstanding as of March 28, 2011 as reported in the Issuer’s annual report on Form 10-K filed on March 31, 2011, 9,090,909 were issued to CIFC Parent on April 13, 2011 pursuant to the Merger Agreement and 4,132,231 of which are issuable by the Issuer to DFR Holdings upon DFR Holdings’ conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement. The Reporting Persons are members of a group. See Item 5.

CUSIP No.	125471 102

1.	NAME OF REPORTING PERSON: TZ Columbus Services Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7.	SOLE VOTING POWER:

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8.	SHARED VOTING POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

	9.	SOLE DISPOSITIVE POWER:

0

	10.	SHARED DISPOSITIVE POWER:

8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,677,686

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.6%*

14.	TYPE OF REPORTING PERSON

OO
* Based on 24,387,661 shares of Common Stock, 11,164,521 of which were outstanding as of March 28, 2011 as reported in the Issuer’s annual report on Form 10-K filed on March 31, 2011, 9,090,909 were issued to CIFC Parent on April 13, 2011 pursuant to the Merger Agreement and 4,132,231 of which are issuable by the Issuer to DFR Holdings upon DFR Holdings’ conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement. The Reporting Persons are members of a group. See Item 5.

     This Amendment No. 2 on Schedule 13D (“Amendment No. 2”) amends and supplements the cover pages and Items 2, 4, 5 and 6 of the statement of beneficial ownership on Schedule 13D, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on January 18, 2011 (the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of CIFC Deerfield Corp., a Delaware corporation (the “Issuer”), filed on June 18, 2010 by and on behalf of (1) DFR Holdings, LLC, a Delaware limited liability company (“DFR Holdings”), (2) Bounty Investments, LLC, a Delaware limited liability company (“Bounty”), (3) Santa Maria Overseas Ltd., a Bahamanian company (“Santa Maria”), (4) Mayflower Trust, a Cayman Islands trust (“Mayflower”) and (5) TZ Columbus Services Limited, a British Virgin Islands corporation (“TZ” and, together with DFR Holdings, Bounty, Santa Maria and Mayflower, the “Reporting Persons”).
Item 2: Identity and Background.
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:
     This Schedule 13D is being filed by the following persons: (1) DFR Holdings, LLC, a Delaware limited liability company, (“DFR Holdings”), (2) Bounty Investments, LLC, a Delaware limited liability company (“Bounty”), (3) Santa Maria Overseas Ltd., a Bahamanian company (“Santa Maria”), (4) Mayflower Trust, a Cayman Islands trust (“Mayflower”) and (5) TZ Columbus Services Limited, a British Virgin Islands corporation (“TZ” and, together with DFR, Bounty, Santa Maria, and Mayflower the “Reporting Persons”). The Reporting Persons are filing this Amendment No. 2 jointly pursuant to their amended and restated joint filing agreement (the “Joint Filing Agreement”), filed as an Exhibit hereto and incorporated herein by reference herein.
     DFR Holdings is principally engaged in the business of making investments in securities. The principal office and business address of DFR Holdings is c/o Renova U.S. Management LLC, 900 Third Avenue, 19th Floor, New York, New York 10022. The managing member of DFR Holdings is Andrew Intrater, a citizen of the United States. Mr. Intrater is the Chief Executive Officer of Renova U.S. Management LLC, the business address of which is 900 Third Avenue, 19th Floor, New York, New York 10022. The principal office and business address of Mr. Intrater is c/o Renova U.S. Management LLC, 900 Third Avenue, 19th Floor, New York, NY 10022.
     Bounty, in its capacity as a member of 99% of the equity interests in DFR Holdings, is principally engaged in the business of making investments in securities. The principal office and business address of Bounty is c/o Renova U.S. Management LLC, 900 Third Avenue, 19th Floor, New York, New York 10022. The managers of Bounty are Jay Haft, Michael Sloan and Andrew Intrater, all of whom are citizens of the United States. In addition, Mr. Sloan is the Chief Financial Officer and Mr. Intrater is the Chief Executive Officer of Bounty. Mr. Haft is a Partner of Renova U.S. Management LLC, Mr. Sloan is the Chief Financial Officer of Renova U.S. Management LLC and Mr. Intrater is the Chief Executive Officer of Renova U.S. Management LLC, the business address of which is 900 Third Avenue, 19th Floor, New York, New York 10022. The principal office and business address of each of Mr. Sloan, Mr. Intrater and Mr. Haft is c/o Renova U.S. Management LLC, 900 Third Avenue, 19th Floor, New York, New York 10022.
     Santa Maria, in its capacity as a member of 80% of the equity interests in Bounty, is principally engaged in the business of making investments in securities. The principal office and business address of Santa Maria is 2nd Terrace West, Centreville, Nassau, Bahamas. The directors of Santa Maria are Marco Montanari, a citizen of Switzerland, Shakira Burrows, a citizen of the Bahamas, and Olivier Chaponnier, a citizen of Switzerland. In addition, Mr. Montanari is President, Ms. Burrows is Secretary and Mr. Chaponnier is Treasurer of Santa Maria. Mr. Montanari is also a President of Helvetic Management Services Ltd., the business address of which is 2nd Terrace West, Centreville, Nassau, Bahamas. Ms.

Burrows is also a Vice President of Helvetic Management Services Ltd. Mr. Chaponnier is also a Vice President of Helvetic Management Services Ltd. The principal office and business address of each of Mr. Montanari, Ms. Burrows and Mr. Chaponnier is c/o Helvetic Management Services Ltd., 2nd Terrace West, Centreville, Nassau, Bahamas.
     Mayflower, in its capacity as the owner of 100% of the shares of common stock of Santa Maria, is principally engaged in the business of making investments in securities. The principal office and business address of Mayflower is c/o TZ Columbus Services Limited, Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, BVI. The sole trustee of Mayflower is TZ. There are no officers or directors of Mayflower.
     TZ, in its capacity as sole trustee of Mayflower, is principally engaged in the business of forming and operating trusts. The business address of TZ is Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, BVI. The directors of TZ are Dr. Felix Bänninger, a citizen of Switzerland, Adenike Sicard-Roberts, a citizen of Jamaica, and Helene Ann Lewis, a citizen of Trinidad and Tobago. Dr. Bänninger is also a Partner at Treuco Trust Company, a trust business, the business address of which is Claridenstrasse 25, 8002 Zurich/Switzerland. The primary occupation of Mr. Sicard-Roberts is as a partner at HPA Lawyers, a law firm, the business address of which is Palm Chambers, Road Town, Tortola, BVI. Ms. Lewis is also a Senior Partner of Simonette Lewis, a law firm, the business address of which is Unit Two Mill Mall, Road Town, Tortola VG 1110, BVI.
     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     On April 13, 2011, the Issuer consummated the transaction contemplated by that certain Merger Agreement (the “Merger Agreement”), dated December 21, 2010, by and among the Issuer, Bulls I Acquisition Corporation (“First MergerSub”), Bulls II Acquisition LLC (“Second MergerSub”), CIFC Parent Holdings LLC (“CIFC Parent”) and Commercial Industrial Finance Corp. (“CIFC”). As consideration for the mergers, CIFC Parent received, among other things, 9,090,909 shares of newly-issued Common Stock. The description of the Merger Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.
     Immediately prior to the consummation of the Merger, Bounty entered into an Assignment and Contribution Agreement, dated April 13, 2011, with DFR Holdings (the “Assignment and Contribution Agreement”) pursuant to which, among other things, Bounty agreed to assign and contribute its shares of Common Stock and the $25 million in aggregate principal amount of the Convertible Notes, and all rights and obligations thereto (including under the Wavier (as defined below), the Amended and Restated Stockholders Agreement (as defined below), and the Amended and Restated Registration Rights Agreement (as defined below)) to DFR Holdings, its subsidiary (the “Contribution”). The description of the Assignment and Contribution Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and incorporated by reference herein.
     In connection with the signing of the Merger Agreement and the transactions contemplated thereby, Bounty and CIFC entered into a Voting Agreement, dated December 21, 2010 (the “Voting Agreement”). Pursuant to the Voting Agreement, Bounty was required to (i) own at least 39% of the capital stock of the Issuer and (ii) vote up to 39% of such capital stock in favor of the Merger Agreement and the transactions contemplated thereby. Pursuant to the terms of the Voting Agreement, the Voting Agreement terminated on April 13, 2011, concurrently with the effective time of the Merger Agreement. The description of the Voting Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.
     Bounty also entered into a Waiver of Conversion Rate Adjustment, dated December 21, 2010 (the “Waiver”), in connection with the Merger Agreement. Pursuant to the Waiver, Bounty agreed to waive its rights under the Senior Subordinated Convertible Notes Agreement, dated as of March 22, 2010, by and between the Issuer and Bounty (the “Convertible Notes Agreement”) to any adjustments in the conversion rate of the $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes, due December 9, 2017, held by Bounty (the “Convertible Notes”) that could have been triggered by the Merger Agreement and the transactions contemplated thereby. As a result of the Contribution, Bounty’s rights were assigned to DFR Holdings. The descriptions of the Waiver and the Convertible Notes Agreement are qualified in their entirety by reference to the full text of the Waiver and Convertible Notes Agreement, which are included as Exhibits hereto and incorporated by reference herein.
     In connection with the closing of the Merger Agreement, DFR Holdings entered into an Amended and Restated Stockholders Agreement, (the “Amended and Restated Stockholders Agreement”) dated April 13, 2011, by and among the Issuer, DFR Holdings and CIFC Parent (DFR Holdings, together with CIFC Parent, the “Investors” and each individually an “Investor”). Pursuant to the Amended and Restated Stockholders Agreement, the size of the Board of Directors of the Issuer (the “Board”) was increased by two directors so that the Board now consists of eleven directors, comprised of (i) three directors designated by each of DFR Holdings and CIFC Parent, (ii) three directors nominated by the Nominating Committee of the Board and who must qualify as independent directors, (iii) Peter Gleysteen, who became the Issuer’s chief executive officer as a result of the consummation of the Merger Agreement, and (iv) Jonathan Trutter, for so long as he remains an employee of the Issuer, provided that any director replacing Mr. Trutter as a director will have to be nominated by the Nominating Committee of the Board and meet the same independence standards as the other independent directors of the Issuer. The following directors designated by DFR Holdings were appointed to the Board: Andrew Intrater, Jason Epstein and Paul Lipari. The following Directors designated by CIFC Parent were appointed to the Board: Michael R. Eisenson, Samuel P. Bartlett and Tim R. Palmer. In connection with the closing of the Merger Agreement, Daniel Schrupp, previously designated by Bounty to serve on the Board, resigned.
     So long as an Investor owns at least 25% of the outstanding Common Stock (assuming conversion of the Convertible Notes), it has the right to designate three directors to the Board. So long as an Investor owns at least 15% and 5% of the outstanding Common Stock (assuming conversion of the Convertible Notes), such Investor has the right to designate two directors and one director, respectively. If an Investor owns less than the minimum percentage necessary for the designation of directors as set forth above as a result of dilution of the Common Stock (other than dilution resulting from new issuances of equity interests or securities for which such Investor has certain preemptive rights), the Issuer must provide the Investor the opportunity to purchase an amount of Common Stock to cure such deficiency.
     Each Investor has the right to designate one director to the Nominating Committee of the Board so long as it has the right to designate at least two directors to the Board. In addition, the Strategic

Committee of the Board was dissolved upon the consummation of the transactions contemplated by the Merger Agreement. DFR Holdings’ designee to the Nominating Committee is Mr. Epstein. In addition, Mr. Intrater has been appointed to the Compensation Committee.
     So long as any Investor owns at least 5% of the outstanding Common Stock (assuming conversion of the Convertible Notes), if the Issuer proposes to issue any securities (subject to specified exceptions), including shares of Common Stock, other capital stock or convertible securities, then each Investor has the right to purchase in such issuance the number of securities up to its current ownership percentage of the Issuer at the same purchase price as the Issuer’s proposed issuance to other purchasers.
     Pursuant to the Amended and Restated Stockholders Agreement, the Investors agreed to form a “group” holding over 50% of the outstanding Common Stock of the Issuer thereby allowing the Issuer to elect to become a “controlled company” as defined by Rule 5615(c) of the NASDAQ Marketplace Rules. In addition, pursuant to the Amended and Restated Stockholders Agreement, the Issuer agreed to elect to be a “controlled company,” and agreed that it will continue to elect to be a controlled company for so long as the Investors hold over 50% of the outstanding Common Stock and satisfy the “group” requirements. In connection with the Amended and Restated Stockholders Agreement, and for so long as the Investors hold over 50% of the outstanding Common Stock, each Investor is required to take all action necessary for the Issuer to be able to be treated as a “controlled-company” and make all necessary filings and disclosures associated therewith. Please see Item 5 below for more information regarding the Investors’ “group” designation.
     Each Investor has a consent right with respect to the following actions until the earlier of (a) three years from the date of the Amended and Restated Stockholders Agreement, (b) the date on which the Investors, collectively, own less than 35% of the outstanding Common Stock (assuming conversion of the Convertible Notes) and (c) the date on which such Investor owns less than 20% of the outstanding Common Stock (assuming conversion of the Convertible Notes): (i) the acquisition or disposal of any corporation, entity, division or other business concern having a value in excess of $10,000,000 in a single transaction or series of related transactions, (ii) the dissolution, liquidation, reorganization or recapitalization or bankruptcy of the Issuer, (iii) the replacement of the chief executive officer of the Issuer, (iv) the maintenance of the Issuer’s headquarters outside of New York, New York, (v) the issuance of any new shares of Common Stock, equity interests or convertible securities of the Issuer in a registration under the Securities Act of 1933, as amended (subject to certain exceptions) and (vi) the incurrence, assumption or guarantee of any indebtedness for borrowed money, except for (A) indebtedness incurred in the ordinary course of business not in excess of $20,000,000 in the aggregate and (B) repurchase obligations pursuant to the Issuer’s investments in residential mortgage-backed securities, provided that such repurchase obligations do not exceed $275,000,000 or such other amount as is established by the Board from time to time.
     The Amended and Restated Stockholders Agreement includes a standstill provision which caps both Investors’ aggregate beneficial ownership of Common Stock and other voting securities at 80% of the shares of Common Stock (assuming conversion of the Convertible Notes), and their individual beneficial ownerships at 39.28% for CIFC Parent and 37.58% for DFR Holdings. Subject to certain exceptions (including, without limitation, any acquisitions consented to by a majority of the independent directors of the Board), the Investors cannot acquire Common Stock or other voting securities that would result in their ownership of Common Stock and other voting securities exceeding the applicable caps. Subject to the aggregate 80% cap, the Investors may transfer shares of Common Stock among themselves. In addition, each Investor is required to cause any transferee of more than 15% of the Common Stock (assuming conversion of the Convertible Notes) to agree to be bound by the terms of the standstill provisions. The standstill provisions remain in effect until the earliest to occur of (i) entry by the Issuer into a definitive agreement providing for a change of control transaction, and (ii) in respect of an Investor, the date that such Investor owns less than 5% of the outstanding Common Stock (assuming conversion of the Convertible Notes).
     Each Investor was granted a right of first refusal in the event that the other Investor entertains a bona fide offer from any third party to purchase all or any portion of the Convertible Notes held by such Investor. Following receipt of the bona fide offer from the third party, the Investor must offer to sell such number of Convertible Notes to the other Investor on the same terms and conditions and at the same price offered to such third party.
     Each Investor was granted a right of first offer in the event that the other Investor proposes to transfer all or any portion of the shares of Common Stock held by such Investor. In such case, the transferring Investor must first offer to transfer such shares to the other Investor. However, in no event will an Investor be required to offer its shares of Common Stock to the other Investor if such offered shares (together with all shares transferred by such Investor in the preceding twelve month period) constitute less than the lesser of (i) 4.99% of the outstanding Common Stock and (ii) 10% of the shares of Common Stock held by such Investor immediately prior to such transfer.
     The Amended and Restated Stockholders Agreement continues in effect until the earlier of (i) termination by written agreement of the Issuer and each Investor holding at least 20% of the outstanding Common Stock (assuming conversion of the Convertible Notes), and (ii) as to any Investor, such time as such Investor holds less than 5% of the outstanding Common Stock (assuming conversion of the Convertible Notes) after giving effect to any cure purchase rights. The description of the Amended and Restated Stockholders Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.
     In connection with the closing of the Merger Agreement, DFR Holdings entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Rights Agreement”), pursuant to which the Issuer granted registration rights to CIFC Parent and DFR Holdings with regard to the shares of Common Stock held by each Investor, including the shares of Common Stock issuable upon the conversion of the Convertible Notes (the “Conversion Shares”). Under the Amended and Restated Registration Rights Agreement, CIFC Parent and DFR Holdings have two demand registration rights each and unlimited piggyback rights, subject to customary underwriter cutbacks and issuer blackout periods. The Issuer will pay all fees and expenses relating to the registration of the Common Stock pursuant to the Amended and Restated Registration Rights Agreement. The description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.
     In connection with the closing of the Merger Agreement, Bounty entered into a Management Agreement, dated April 13, 2011, by and between Bounty and the Issuer (the “Management Agreement”). Pursuant to the Management Agreement, the Issuer will provide support and assistance to Bounty in the form of certain administrative and support services related to the business and operations of Bounty. In connection with the Management Agreement, the Issuer will receive an annual management fee equal to (i) $50,000 plus (ii) $15,000 for each issuer of collateralized loan obligations in which Bounty holds securities during such annual period (pro rated as applicable). Bounty will also reimburse the Issuer for reasonable documented out-of-pocket expenses (subject to certain caps) in connection with the performance of the services during the terms of the Management Agreement.
     The Management Agreement provides that it may be terminated (i) upon mutual written consent of the Issuer and Bounty, (ii) by Bounty upon thirty days written notice to the Issuer, (iii) by the Issuer on or after May 31, 2012 upon 180 days prior written notice to Bounty, (iv) by the non-defaulting party upon written notice to the defaulting party in the event of an uncured material or repeated default by the defaulting party, (v) upon written notice by the unaffected party to the affected party in the event of (a) the liquidation or insolvency of the affected party, (b) the appointment of a receiver or similar officer for the affected party, (c) an assignment by the affected party for the benefit of all or substantially all of its creditors, (d) entry by the affected party into an agreement for the composition, extension, or readjustment of all or substantially all of its obligations or (e) the filing of a meritorious petition in bankruptcy by or against the affected party under any bankruptcy or debtors’ law for its relief or reorganization or (vi) upon written notice by the Issuer to Bounty for failure to pay undisputed amounts when due. The description of the Management Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:
     (a) As of the date of this Amendment No. 2, DFR Holdings directly holds 4,545,455 shares of Common Stock, which constitutes approximately 22.4% of the outstanding shares of Common Stock.1 However, DFR Holdings may be deemed to beneficially own 17,768,595 shares of Common Stock, which constitutes approximately 72.9% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.2 Of these shares of Common Stock, (i) 4,545,455 shares are shares of Common Stock directly held by DFR Holdings, (ii) 9,090,909 shares are shares of Common Stock attributable to the CIFC Persons (as defined below), which DFR Holdings may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own (see below for more information) and (iii) 4,132,231 shares are shares of Common Stock issuable by the Issuer to DFR Holdings upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of Convertible Notes. Under the Convertible Notes Agreement, Bounty may also convert any PIK Interest into shares of Common Stock, which shares are not included in the preceding calculations. The description of the Convertible Notes Agreement is qualified entirely by reference to the full text of the agreement, which is included as an Exhibit hereto and incorporated by reference herein.
     Due to their relationships with each other and with DFR Holdings, each of Bounty, Santa Maria, Mayflower and TZ may also be deemed to be the beneficial owners of the 17,768,595 shares of Common Stock beneficially owned by DFR Holdings.
     The CIFC Persons and Reporting Persons, by virtue of the Amended and Restated Stockholders Agreement, may be considered members of a group, within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act. As a result, each Reporting Person may be deemed, in its capacity as a member of a group, to beneficially own the Common Stock attributable to the CIFC Persons. The Reporting Persons and the CIFC Persons acknowledge that they are acting as a “group” for the purpose of causing CIFC Deerfield Corp. to qualify as a controlled company under applicable NASDAQ rules.

[1]	Based on 20,255,430 shares of Common Stock, 11,164,521 of which were outstanding as of March 28, 2011 as reported in the Issuer’s annual report on Form 10-K filed on March 31, 2011 and 9,090,909 of which were issued pursuant to the Merger Agreement.

[2]	Based on 24,387,661 shares of Common Stock, 11,164,521 of which were outstanding as of March 28, 2011 as reported in the Issuer’s annual report on Form 10-K filed on March 31, 2011, 9,090,909 were issued on April 13, 2011, pursuant to the Merger Agreement and 4,132,231 of which are issuable by the Issuer upon the conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that is subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement.

     The “CIFC Persons” are (i) CIFC Parent, (ii) Charlesbank CIFC Holdings, LLC, a Delaware limited liability company, (iii) Charlesbank Equity Fund V, Limited Partnership, a Massachusetts limited partnership, (iv) Charlesbank Equity Fund VI, Limited Partnership, a Massachusetts limited partnership, (v) CB Offshore Equity Fund VI, L.P., a Cayman Islands exempt limited partnership, (vi) Charlesbank Coinvestment Partners, Limited Partnership, a Massachusetts limited partnership, (vii) Charlesbank Equity Coinvestment Fund VI, Limited Partnership, a Massachusetts limited partnership and (viii) Charlesbank Capital Partners, LLC, a Massachusetts limited liability company.
     (b) Each Reporting Person may be deemed to have shared voting power with respect to 17,768,595 shares of Common Stock, including 4,545,455 shares of Common Stock, 4,132,231 shares of Common Stock issuable upon the conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes owned by DFR Holdings and 9,090,909 shares of Common Stock attributable to the CIFC Persons. Each Reporting Person may be deemed to have shared dispositive and investment power with respect to 8,677,686 shares of Common Stock, including 4,132,231 shares of Common Stock currently issuable upon conversion of $25 million in aggregate principal amount of the Issuer’s Convertible Notes. None of the Reporting Persons own any shares of Common Stock over which they have sole voting, disposition or investment power.
     Each of the CIFC Persons may be deemed to have shared voting power with respect to 17,768,595 shares of Common Stock, including 9,090,909 shares of Common Stock, 4,132,231 shares of Common Stock attributable to the Reporting Persons upon the conversion of $25 million in aggregate principal amount of the Issuer’s Senior Subordinated Convertible Notes owned by DFR Holdings and 4,545,455 shares of Common Stock attributable to the Reporting Persons. According to the CIFC Schedule 13D, each CIFC Person may be deemed to have shared dispositive and investment power with respect to 9,090,909 shares of Common Stock. According to the CIFC Schedule 13D, none of the CIFC Persons own any shares of Common Stock over which they have sole voting, disposition or investment power.
     (c) According to the Issuer’s Form 8-K filed on April 13, 2011, the Issuer issued to CIFC Parent 9,090,909 shares of Common Stock based on the terms and conditions contained in the Merger Agreement. Other than as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 5(a) hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.
     Pursuant to the Assignment and Contribution Agreement, on April 13, 2011 Bounty assigned and contributed its shares of Common Stock and the $25 million in aggregate principal amount of the Convertible Notes, and all rights and obligations thereto to DFR Holdings.
     (d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
     Assignment and Contribution Agreement
     Immediately prior to the consummation of the Merger, Bounty and DFR Holdings entered into the Assignment and Contribution Agreement. Pursuant to the Assignment and Contribution Agreement, among other things, Bounty agreed to the Contribution. The description of the Assignment and Contribution Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and incorporated by reference herein.
     Waiver of Conversion Rate Adjustment
     In connection with the Merger Agreement, Bounty entered into the Waiver. Pursuant to the Waiver, Bounty agreed to waive its rights under the Convertible Notes Agreement to any adjustments in the conversion rate of the Convertible Notes that could have been triggered by the Merger Agreement and the transactions contemplated thereby. As a result of the Contribution, Bounty’s rights were assigned to DFR Holdings. The description of the Waiver is qualified in its entirety by reference to the full text of the Waiver, which is included as an Exhibit hereto and is incorporated by reference herein.
     Amended and Restated Stockholders Agreement
     The Issuer, DFR Holdings and CIFC Parent entered into the Amended and Restated Stockholders Agreement. Pursuant to the Amended and Restated Stockholders Agreement, the size of the Board was increased by two directors so that the Board now consists of eleven directors, comprised of (i) three directors designated by each of DFR Holdings and CIFC Parent, (ii) three directors nominated by the Nominating Committee of the Board and who must qualify as independent directors, (iii) Peter Gleysteen, who became the Issuer’s chief executive officer as a result of the consummation of the Merger Agreement, and (iv) Jonathan Trutter, for so long as he remains an employee of the Issuer, provided that any director replacing Mr. Trutter as a director will have to be nominated by the Nominating Committee of the Board and meet the same independence standards as the other independent directors of the Issuer.
     So long as an Investor owns at least 25% of the outstanding Common Stock (assuming conversion of the Convertible Notes), it has the right to designate three directors to the Board. So long as an Investor owns at least 15% and 5% of the outstanding Common Stock (assuming conversion of the Convertible Notes), such Investor has the right to designate two directors and one director, respectively. If an Investor owns less than the minimum percentage necessary for the designation of directors as set forth above as a result of dilution of the Common Stock (other than dilution resulting from new issuances of equity interests or securities for which such Investor has certain preemptive rights), the Issuer must provide the Investor the opportunity to purchase an amount of Common Stock to cure such deficiency.
     Each Investor has the right to designate one director to the Nominating Committee of the Board so long as it has the right to designate at least two directors to the Board.
     So long as any Investor owns at least 5% of the outstanding Common Stock (assuming conversion of the Convertible Notes), if the Issuer proposes to issue any securities (subject to specified exceptions), including shares of Common Stock, other capital stock or convertible securities, then each

Investor has the right to purchase in such issuance the number of securities up to its current ownership percentage of the Issuer at the same purchase price as the Issuer’s proposed issuance to other purchasers.
     Pursuant to the Amended and Restated Stockholders Agreement, the Investors agreed to form a “group” holding over 50% of the outstanding Common Stock of the Issuer thereby allowing the Issuer to elect to become a “controlled company” as defined by Rule 5615(c) of the NASDAQ Marketplace Rules. In addition, the Issuer agreed to elect to be a “controlled company,” and agreed that it will continue to elect to be a controlled company for so long as the Investors hold over 50% of the outstanding Common Stock and satisfy the “group” requirements In connection with the Amended and Restated Stockholders Agreement, and for so long as the Investors hold over 50% of the outstanding Common Stock, each Investor is required to take all action necessary for the Issuer to be able to be treated as a “controlled-company” and make all necessary filings and disclosures associated therewith. Please see Item 5 above for more information regarding the Investors’ “group” designation.
     Each Investor has a consent right with respect to the following actions until the earlier of (a) three years from the date of the Amended and Restated Stockholders Agreement, (b) the date on which the Investors, collectively, own less than 35% of the outstanding Common Stock (assuming conversion of the Convertible Notes) and (c) the date on which such Investor owns less than 20% of the outstanding Common Stock (assuming conversion of the Convertible Notes): (i) the acquisition or disposal of any corporation, entity, division or other business concern having a value in excess of $10,000,000 in a single transaction or series of related transactions, (ii) the dissolution, liquidation, reorganization or recapitalization or bankruptcy of the Issuer, (iii) the replacement of the chief executive officer of the Issuer, (iv) the maintenance of the Issuer’s headquarters outside of New York, New York, (v) the issuance of any new shares of Common Stock, equity interests or convertible securities of the Issuer in a registration under the Securities Act of 1933, as amended (subject to certain exceptions) and (vi) the incurrence, assumption or guarantee of any indebtedness for borrowed money, except for (A) indebtedness incurred in the ordinary course of business not in excess of $20,000,000 in the aggregate and (B) repurchase obligations pursuant to the Issuer’s investments in residential mortgage-backed securities, provided that such repurchase obligations do not exceed $275,000,000 or such other amount as is established by the Board from time to time.
     The Amended and Restated Stockholders Agreement includes a standstill provision which caps both Investors’ aggregate beneficial ownership of Common Stock and other voting securities at 80%, and their individual beneficial ownerships at 39.28% for CIFC Parent and 37.58% for DFR Holdings. Subject to certain exceptions (including, without limitation, any acquisitions consented to by a majority of the independent directors of the Board), the Investors cannot acquire Common Stock or other voting securities that would result in their ownership of Common Stock and other voting securities exceeding the applicable caps. Subject to the aggregate 80% cap, the Investors may transfer shares of Common Stock among themselves. In addition, each Investor is required to cause any transferee of more than 15% of the Common Stock (including such shares issuable upon the conversion of the Convertible Notes) to agree to be bound by the terms of the standstill provisions. The standstill provisions remain in effect until the earliest to occur of (i) entry by the Issuer into a definitive agreement providing for a change of control transaction, and (ii) in respect of an Investor, the date that such Investor owns less than 5% of the outstanding Common Stock.
     Each Investor was granted a right of first refusal in the event that the other Investor entertains a bona fide offer from any third party to purchase all or any portion of the Convertible Notes held by such Investor. Following receipt of the bona fide offer from the third party, the Investor must offer to sell such number of Convertible Notes to the other Investor on the same terms and conditions and at the same price offered to such third party.

     Each Investor was granted a right of first offer in the event that the other Investor proposes to transfer all or any portion of the shares of Common Stock held by such Investor. In such case, the transferring Investor must first offer to transfer such shares to the other Investor; however, in no event will an Investor be required to offer its shares of Common Stock to the other Investor if such offered shares (together with all shares transferred by such Investor in the preceding twelve month period) constitute less than the lesser of (i) 4.99% of the outstanding Common Stock, and (ii) 10% of the shares of Common Stock held by such Investor immediately prior to such transfer.
     The Amended and Restated Stockholders Agreement continues in effect until the earlier of (i) termination by written agreement of the Issuer and each Investor holding at least 20% of the outstanding Common Stock (assuming conversion of the Convertible Notes), and (ii) as to any Investor, such time as such Investor holds less than 5% of the outstanding Common Stock (after giving effect to any cure purchase rights). The description of the Amended and Restated Stockholders Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.
     Amended and Restated Registration Rights Agreement
     On April 13, 2011, DFR Holdings, Issuer and CIFC Parent entered into the Amended and Restated Registration Rights Agreement, pursuant to which the Issuer granted registration rights to CIFC Parent and DFR Holdings with regard to the shares of Common Stock held by each Investor, including, but not limited to, the Conversion Shares. Under the Amended and Restated Registration Rights Agreement, CIFC Parent and DFR Holdings have two demand registration rights each and unlimited piggyback rights, subject to customary underwriter cutbacks and issuer blackout periods. The Issuer will pay all fees and expenses relating to the registration of the Common Stock pursuant to the Amended and Restated Registration Rights Agreement. The description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.
     Management Agreement
     In connection with the closing of the Merger Agreement, Bounty and the Issuer entered into a Management Agreement. Pursuant to the Management Agreement, the Issuer will provide support and assistance to Bounty in the form of certain administrative and support services related to the business and operations of Bounty. In connection with the Management Agreement, the Issuer will receive an annual management fee equal to (i) $50,000 plus (ii) $15,000 for each issuer of collateralized loan obligations in which Bounty holds securities during such annual period (pro rated as applicable). Bounty will also reimburse the Issuer for reasonable documented out-of-pocket expenses (subject to certain caps) in connection with the performance of the services during the terms of the Management Agreement.
     The Management Agreement provides that it may be terminated (i) upon mutual written consent of the Issuer and Bounty, (ii) by Bounty upon thirty days written notice to the Issuer, (iii) by the Issuer on or after May 31, 2012 upon 180 days prior written notice to Bounty, (iv) by the non-defaulting party upon written notice to the defaulting party in the event of an uncured material or repeated default by the defaulting party, (v) upon written notice by the unaffected party to the affected party in the event of (a) the liquidation or insolvency of the affected party, (b) the appointment of a receiver or similar officer for the affected party, (c) an assignment by the affected party for the benefit of all or substantially all of its creditors, (d) entry by the affected party into an agreement for the composition, extension, or readjustment of all or substantially all of its obligations or (e) the filing of a meritorious petition in bankruptcy by or against the affected party under any bankruptcy or debtors’ law for its relief or reorganization or (vi) upon written notice by the Issuer to Bounty for failure to pay undisputed amounts when due. The description of the Management Agreement is qualified in its entirety by reference to the full text of the agreement, which is included as an Exhibit hereto and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of April 15, 2011, by and among the Reporting Persons.*

2.	Merger Agreement, dated as of December 21, 2010, by and among CIFC Deerfield Corp., Bulls I Acquisition Corporation, Bulls II Acquisition LLC, CIFC Parent Holdings LLC and Commercial Industrial Finance Corp. (incorporated by reference to Exhibit 2.1 of CIFC Deerfield Corp.’s Current Report on Form 8-K filed on December 22, 2010).

3.	Voting Agreement, dated as of December 21, 2010, by and between Bounty Investments, LLC and Commercial Industrial Finance Corp. (incorporated by reference to Exhibit 3 of Schedule 13D/A filed on December 21, 2010).

4.	Waiver of Conversion Rate Adjustment, dated as of December 21, 2010, by Bounty Investments, LLC (incorporated by reference to Exhibit 4 of the Schedule 13D/A filed on December 21, 2010).

5.	Amended and Restated Stockholders Agreement, dated as of April 13, 2011, by and among CIFC Deerfield Corp., CIFC Parent Holdings LLC and DFR Holdings, LLC (incorporated by reference to Exhibit 10.1 of CIFC Deerfield Corp.’s Current Report on Form 8-K filed on April 13, 2011).

6.	Amended and Restated Registration Rights Agreement, dated as of April 13, 2011, by and among CIFC Deerfield Corp., CIFC Parent Holdings LLC and Bounty Investments, LLC (incorporated by reference to Exhibit 10.2 of CIFC Deerfield Corp.’s Current Report on Form 8-K filed on April 13, 2011).

7.	Senior Subordinated Convertible Notes Agreement, dated as of March 22, 2010, by and between CIFC Deerfield Corp. and Bounty Investments, LLC (incorporated by reference to Exhibit 4.1 of CIFC Deerfield Corp.’s Current Report on Form 8-K, filed on March 23, 2010).

8.	Management Agreement, dated as of April 13, 2011, by and between CIFC Deerfield Corp. and Bounty Investments, LLC.*

9.	Assignment and Contribution Agreement, dated as of April 13, 2011, by and among DFR Holdings, LLC and Bounty Investments, LLC.*

*	Filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 15, 2011

DFR HOLDINGS, LLC
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Managing Member

BOUNTY INVESTMENTS, LLC
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Chief Executive Officer

SANTA MARIA OVERSEAS LTD.
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Attorney-In-Fact

MAYFLOWER TRUST
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Attorney-In-Fact

TZ COLUMBUS SERVICES LIMITED
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Attorney-In-Fact